Mail Stop 4561

      January 10, 2006


      VIA USMAIL and FAX (954) 603-0523

Mr. Robert Kohn
Chief Financial Officer
Global Realty Development Corp
11555 Heron Bay Boulevard, Suite 200
Coral Springs, Florida 33076

      Re:	Global Realty Development Corp
      Form 10-KSB for the year ended 12/31/2004
      Filed 5/19/2005
      	Form 10-QSB for the period ended 3/31/2005 and 6/30/2005
      	Filed 5/23/2005 and 8/19/2005
      	File No. 000-32467

Dear Mr. Robert Kohn:

      We have reviewed your response letter dated December 2, 2005 and have the following additional comments. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and notes

Note A - Basis of Presentation and Nature of Business, page 20

1. Your response to our prior comment two does not address directly or completely our request for additional information. Please identify the ownership interest and management of each of the three individual private companies before the merger and the ownership interest and management after the merger in the combined entity. Please identify, if applicable, the controlling person, entity or group in each company before the merger, and after the merger in the combined entity, and explain your basis for this conclusion. Refer to the guidance in ARB 51 and EITF 02-5, paragraphs D11 to D18 of SFAS 141.


Note B - Summary of Significant Accounting Policies

Land Options, page 21

2. Your response to our prior comment four does not address our
question.   For each non-refundable option entered into by you,
tell
us how you considered paragraph 5 of FIN 46 (R) in determining that
the sellers in each transaction does not represent a variable
interest entity to you.   For each seller determined to be a
variable
interest entity, please tell us how you considered paragraphs 14 and
15 of FIN 46 (R) in determining whether you represented a primary beneficiary to the seller.



*  *  *  *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3414 if you have questions.



							Sincerely,



      Jorge Bonilla
      Senior Staff Accountant



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Robert Kohn
Global Realty Development Corp
January 10, 2006
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